SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. _2__)*

CGI Group Inc.

(Name of Issuer)

Class A Subordinate Shares

(Title of Class of Securities)

39945C 10 9

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

X	Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39945C 10 9
SCHEDULE 13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BCE Inc. I.R.S. Employer Identification No. - Not applicable

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)

(b)	X

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 120,028,400 (at December 31, 2003)

6.	SHARED VOTING POWER None

7.	SOLE DISPOSITIVE POWER 120,028,400 (at December 31, 2003)

8.	SHARED DISPOSITIVE POWER None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,028,400 (at December 31, 2003)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	X

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 32.6% (at December 31, 2003)

12.	TYPE OF REPORTING PERSON CO

Item 1(a). Name of Issuer:

CGI Group Inc. (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

1130 Sherbrooke Street West
5th Floor
Montreal, Quebec, Canada,
H3A 2M8

Item 2(a). Name of Person Filing:

BCE Inc.

Item 2(b). Address of Principal Business Office or, if None, Residence:

1000, rue de la Gauchetière Ouest
Bureau 3700
Montreal, Quebec, Canada
H3B 4Y7

Item 2(c). Citizenship:

Canada

Item 2(d). Title of Class of Securities:

Class A Subordinate Shares

Item 2(e). CUSIP Number:

39945C 10 9

Item 3.

Not applicable

Item 4. Ownership. (at December 31, 2003)

        Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned: 120,028,400

         BCE Inc. and 3588513 Canada Inc., a wholly-owned subsidiary of BCE Inc. (together, “BCE”), are parties to an agreement dated July 24, 2003 (the “Agreement”) with the Issuer. Upon the entering into of the Agreement, BCE converted all of the 7,027,606 Class B (Multiple Voting) Shares of the Issuer that it held into Class A Subordinate Shares of the Issuer on a one-for-one basis. The three individual majority shareholders of the Issuer, Messrs. Serge Godin, André Imbeau and Jean Brassard and their respective holding companies (collectively the “Majority Shareholders”), intervened to the Agreement to be bound by certain of the terms of same. Pursuant to the terms of the Agreement, provided that certain conditions are satisfied, BCE Inc. continues to have representation on the Board of Directors of the Issuer. The Majority Shareholders have undertaken to exercise the voting rights attached to their respective shares of the Issuer for the election of the number of representatives, as specified in the Agreement, of BCE Inc. on the Board of Directors of the Issuer. BCE Inc., for its own account and on behalf of any of its wholly-owned subsidiaries holding shares of the Issuer, has undertaken to exercise the voting rights attached to such shares in favour of the election of each of Messrs. Serge Godin, André Imbeau and Jean Brassard as a director of the Issuer, to the extent that each of them is still, at the time of the vote, an officer of the Issuer and able under applicable law to act as a director. The Agreement may result in BCE Inc. being considered a member of a group with Messrs. Godin, Imbeau and Brassard under Rule 13d-5.

          At December 31, 2003, the Majority Shareholders held in the aggregate 34,814,770 Class A Subordinate Shares (including 33,772,168 Class A Subordinate Shares issuable upon conversion of 33,772,168 Class B (Multiple Voting) Shares) and held options for the acquisition of 1,509,000 Class A Subordinate shares. BCE disclaims beneficial ownership of such shares.

(b)	Percent of class:	32.6% (42.4 % including shares to which beneficial ownership is disclaimed)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	120,028,400
	(ii) Shared power to vote or to direct the vote:	none
	(iii) Sole power to dispose or to direct the disposition of:	120,028,400
	(iv) Shared power to dispose or to direct the disposition of:	none

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported
            on by the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

Not applicable

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2004

(signed) Linda Caty
_________________________________
                            (Signature)
Linda Caty
Corporate Secretary